Exhibit 99.1

XPENG Announces Vehicle Delivery Results for September and Third Quarter 2024

•	Deliveries in September 2024 set a new monthly record of 21,352 units, a 39% increase year-over-year

•	The first month of deliveries of XPENG MONA M03 exceeded 10,000 units in September

•	46,533 units delivered in Q3 2024, a 16% increase year-over-year

GUANGZHOU, China, October 01, 2024 (GLOBE NEWSWIRE) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for September and the third quarter 2024.

In September 2024, XPENG delivered 21,352 Smart EVs, a new record for monthly deliveries, representing increases of 39% year-over-year and 52% over the prior month. At the same time, the first month of deliveries of XPENG MONA M03 exceeded 10,000 units. For the first nine months of 2024, XPENG delivered 98,561 Smart EVs, a 21% increase from the same period last year.

With a broad array of superior configurations and competitive pricing, XPENG MONA M03 has experienced a significant increase in orders since its market launch. XPENG and supply chain partners are sparing no effort to prepare for XPENG MONA M03’s further production ramp-up.

In September, XNGP’s monthly active user penetration rate in urban driving reached 83%. XPENG rolled out its AI Tianji XOS 5.3 to all eligible owners in China on September 25, enhancing their experience with 32 feature updates and 38 functional upgrades. Empowered by end-to-end large AI models, XPENG’s ADAS features can deliver seamless smart driving on all public roads, including passing electronic toll collection (ETC), navigating U-turns and roundabouts, and much more.

Additionally, after successful launch events in Madrid and Lisbon in September, XPENG officially introduced the G9, G6 and P7 models to the Spanish and Portuguese markets.

Looking ahead, the Company expects to unveil XPENG P7+, positioned as AI-defined car, in October 2024. XPENG will also showcase its state-of-the-art AI technologies and applications and its new model lineup at the 2024 Paris Motor Show from October 14 to 21.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. XPENG’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.